Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Bluegreen Corporation 2008 Stock Incentive Plan of (a) our report dated March 12, 2009 (except for the retrospective changes for noncontrolling interests described in Note 1, as to which the date is July 15, 2009), with respect to the consolidated financial statements of Bluegreen Corporation for the year ended December 31, 2008 included in its Current Report (Form 8-K) dated July 16, 2009, and (b) our report dated March 12, 2009 with respect to the effectiveness of internal control over financial reporting of Bluegreen Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

December 16, 2009